EXHIBIT 1

         FOR IMMEDIATE RELEASE                       APRIL 22, 2002

                        BANCO COMERCIAL PORTUGUES ("BCP")
      NET INCOME UP 4.6% TO EUR 167.6 MILLION IN THE FIRST QUARTER OF 2002


(Lisbon, April 22, 2002): Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) today reported consolidated net income of Euro 167.6 million in the first quarter of 2002, up 4.6% from Eur 160.2 million in the same period of 2001. Return on equity stood at 31.2%, with return on assets being 1.1%.

                                                1st          1st
              PROFITABILITY                   Quarter      Quarter      Change
                INDICATORS                      2002        2001       2002/2001
                ----------                      ----        ----       ---------
Net income                                     167.58      160.22         4.6%
   (Millions of euros)
ROE                                             31.2%       34.6%          --
ROA                                              1.1%        1.1%          --
ROA before minority interests                    1.3%        1.2%          --

"These results clearly reflect the success of BCP's domestic programme of operating rationalisation which we concluded in 2001, with revenue synergies now beginning to be visible amongst the Group's retail brands through the increase of the main business variables. Domestic activity, although affected by the evolution of credit risks and by significant changes to interest rates, was marked by revenue growth and decreasing costs, resulting in improved efficiency and so confirming the profitability potential of the Portuguese market, in which we are leaders", commented Mr. Jardim Goncalves, Chairman and CEO of BCP, adding:

"Our international activity also saw rapid expansion during the first quarter of 2002. The consolidation of BBG's profitability and the growth of NovaBank's business volumes and efficiency, in line with our plans for the Polish and the Greek markets, are worth noting. Profits from Eureko, which has a sound business base, recovered from last quarter and the company has demonstrated consistent activity growth".

Given the current economic framework, marked by the slowdown of production and by the poor performance of financial markets, BCP charged additional provisions for credit risks. However, this impact was compensated for by capital gains arising from the sale of premises, under the process of rationalisation of real-estate assigned to operations and of non-strategic assets. In this context, BCP also sold its shareholding in Mexico's Grupo Financiero Bital in March 2002, with a capital gain of 312 thousands of euros.

The Bank's increased shareholding in NovaBank, on the one hand, and the fact that BCP became the majority shareholder of Banco Internacional de Mocambique after having merged it with Banco Comercial de Mocambique, on the other, led to the full consolidation of both these institutions from the end of 2001. As these interests were previously consolidated using the proportional method, we have produced pro forma financial statements for the first quarter of


                                                                             1/4

2001, allowing a comparable basis with the figures now presented for the first three months of 2002.

Consolidated net interest income amounted to Eur 333 million in the first quarter of 2002, roughly at the level of the same period of 2001, on a comparable basis. This has benefited from increased customers' funds and loans, and also from the Group's efforts to maintain interest margins in spite of decreasing market interest rates from September 2001.

Other income increased, mainly as consequence of increased cross-selling, particularly at the SottoMayor network, and reflecting also the benefits arising from a renewed commercial approach. Net commissions totalled Eur 125 million, up 4.9% from Eur 120 million for the first quarter of 2001, mainly influenced by the strong performance of income related to the Group's activities abroad and of investment banking fees. Trading gains, which amounted to Eur 44 million in the first quarter of 2002, compared to a pro forma of Eur 36 million in the same period of 2001, were 4.5% up from the quarterly average of 2001.

Other net operating income was up 17.4% to Eur 80 million in the first quarter of 2002, excluding non-recurring items. This performance chiefly reflected increased revenue from investment banking services and recoveries of written-off loans. The non-recurring items amounted to Eur 42 million arising from the sale of premises assigned to operations to the pension fund, under the rationalisation of areas occupied by the Group's central services and the optimisation of capital allocation, that also led to an increase in the fund's assets, compensating for some of the impact of recent low returns on financial assets, that were considerably lower than historical rates.

                                                              1st
                                                  1st       Quarter      1st       Change
                   OTHER INCOME                  Quarter      2001      Quarter    2002/2001
                (Millions of euros)               2002     Pro forma     2001     Pro forma
                -------------------               ----     ---------     ----     ---------
      Net Commissions                            125.5        119.6      118.4       4.9%
          Of which:
          - Domestic activity                    114.8        109.2      109.2       5.2%
      Trading Gains                               43.7         36.3       32.5      20.2%
          Of which:
          - Domestic activity                     35.3         29.2       29.2      20.8%
      Other Net Operating Income (1)              79.7         67.9       67.9      17.4%
          Of which:
          - Domestic activity                     76.4         64.6       64.6      18.3%
      Other Income /Total Income (1)
          - Total                                 46.6%        44.8%      44.5%       --
          - Domestic activity                     47.3%        45.2%      45.2%       --

     (1) Excludes non-recurring transactions

Operating costs (staff costs, other administrative expenses and depreciation) amounted to Eur 355 million, increasing 2.9% on a comparable basis from Eur 345 million in the first three months of 2001, in spite of the impact of the growth of the Group's operations abroad.


                                                                             2/4

The Group's domestic efficiency indicators improved, as operating costs accounted for 52.7% of total income in the first quarter of 2001, down from 54.4% in the same period of 2001. The rationalisation measures the Group has implemented in the wake of its acquisitions in the domestic market had a particular impact on staff costs, which decreased by 3.5% to Eur 156 million in the first three months of 2002 from Eur 162 in the first quarter of 2001. This performance fully reflects the impact of the staff resizing programme implemented following the acquisitions of Banco Mello and Banco Pinto & Sotto Mayor in 2000.

Other administrative expenses and depreciation were influenced by the costs related to launching and developing businesses abroad, with NovaBank being worth noting. The impact of the network rationalisation and branch closure programme in 2000 and 2001 was fundamental to the evolution of domestic costs: other administrative expenses increased 4.5%, slower than business, while depreciation decreased by 1.4%.

                                                              1st
                                                  1st       Quarter      1st       Change
                  OPERATING COSTS                Quarter      2001      Quarter    2002/2001
                (Millions of euros)               2002     Pro forma     2001     Pro forma
                -------------------               ----     ---------     ----     ---------
      Staff Costs                                182.8        184.6      181.6      -1.0%
          Of which:
          - Domestic activity                    156.2        161.8      161.8      -3.5%
      Other Administrative Expenses              131.4        120.8      117.9       8.8%
          Of which:
          - Domestic activity                    110.4        105.6      105.6       4.5%
      Depreciation                                41.0         39.9       37.6       2.9%
          Of which:
          - Domestic activity                     31.5         32.0       32.0      -1.4%
      Operating Costs/ Total Income (1)
          - Total                                 57.1%        57.4%      56.8%      --
          - Domestic activity                     52.7%        54.4%      54.4%      --

     (1) Excludes non-recurring transactions

Loans to customers totalled Eur 43,433 million at the end of March 2002, up 9.3% from Eur 39,731 million at March 31, 2001, on a comparable basis. The 13.8% increase in loans to individuals (in which mortgage loans, rising by 14.9%, stand out) was key to this growth, as loans to companies increased by 7.7%, reflecting the Group's strategy to decrease large exposures to some customers resulting from its acquisitions in 2000 and to focus on low risk customers.

The performance of total customers' funds, up 7.4% to Eur 49,744 million at March 31, 2002 from Eur 46,302 million a year earlier, was influenced by the strong growth of capitalisation insurance and securities, reflecting the Group's effectiveness in bancassurance, particularly in placing unit-linked insurance products through the banking networks, and its success in creating and distributing structured products for the retail market. The success of the Group's new commercial model, based on units specialised by products for the banking networks, also contributed to this performance.


                                                                             3/4

                 ACTIVITY                          31 Mar.              Change
                INDICATORS             31 Mar.      2001      31 Mar.  2002/2001
           (Millions of euros)          2002     Pro forma     2001    Pro forma
           -------------------          ----     ---------     ----    ---------
      Total Assets (1)                 62,053       60,755    62,532      2.1%
      Total Customers' Funds
          - Balance Sheet              28,773       27,591    27,138      4.3%
          - Assets under Management    10,570       10,193    10,193      3.7%
          - Capitalisation Insurance    5,835        5,060     5,060     15.3%
          - Securities                  4,566        3,458     3,458     32.0%
          - Total                      49,744       46,302    45,849      7.4%
      Loans to Customers (1)           43,433       39,731    39,629      9.3%
      Own Funds (2)                     6,022        5,632     5,632      6.9%

     (1) Does not include securitised assets.
     (2) Shareholders' Equity, Preference Shares and Subordinated Debt.

Loan quality at the end of March 2002 was similar to that at the end of 2001, although indicators worsened slightly from March 31, 2001. This evolution was mainly attributable to adverse economic conditions, as the Bank maintained very prudent criteria regarding analysis, granting, monitoring and recovery of credit. At the end of the first quarter of 2002, past due loans accounted for 1.7% of total loans, the same level as at the end of 2001, while its coverage by provisions amounted to 138.2% (146.3% at December 31, 2001).

                                                             31 Mar.
                                                  31 Mar.     2001       31 Mar.
             LOAN QUALITY INDICATORS (1)           2002     Pro forma      2001
             ---------------------------           ----     ---------      ----
      Total overdue loans/Total loans               1.7%       1.6%         1.5%
      Provisions/Total overdue loans              138.2%     152.5%       155.6%

     (1) Does not include securitised loans

Solvency indicators maintained adequate levels, roughly in line with the end of 2001. The Bank's capacity to generate profits, together with the careful management of risks, have led to a solvency ratio of 9.5% at the end of March 2002, according to BIS principles (9.4% at December 31, 2001), with tier one standing at 6.4%. In accordance with the ruling of the Bank of Portugal, the consolidated solvency ratio was 8.5% at the end of the first quarter of 2001.

"The sale of assets which we have undertaken during the first quarter was aimed at optimising BCP's assets and at further improving the management of our shareholdings and real-estate, in order to ensure an adequate stability of capital and to allow us to pursue domestic growth and develop our international operations, so accomplishing our goal of creating shareholder value", Mr. Jardim Goncalves concluded.

Banco Comercial Portugues, S.A.
End of announcement


                                                                            4/4